Exhibit 99.1

Dada Announces Completion of Going Private Transaction

SHANGHAI, China, June 16, 2025 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand retail and delivery platform, today announced the completion of the merger (the “Merger”) with JD Sunflower Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of JD Sunflower Investment Limited (“Parent”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated April 1, 2025, by the Company, Parent and Merger Sub. Parent is wholly owned by JD.com, Inc. (“JD”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on June 10, 2025, at the effective time of the Merger (the “Effective Time”), each American depository share (each, an “ADS”), representing four ordinary shares of the Company, par value US$0.0001 each (each, a “Share”), issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined in the Merger Agreement), together with the Shares represented by such ADSs, has been cancelled in exchange for the right to receive US$2.0 in cash per ADS without interest, and each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, has been cancelled in exchange for the right to receive US$0.5 in cash per Share without interest (the “Merger Consideration”). Pursuant to the terms of the Merger Agreement, the Excluded Shares have been cancelled without payment of any consideration from the Company therefor and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of fees) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after JPMorgan Chase Bank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on Nasdaq Global Select Market (the “Nasdaq”) be suspended effective June 17, 2025. The Company requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Kroll, LLC is serving as financial advisor to a committee of independent directors established by the board of directors of the Company (the “Special Committee”). Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Appleby is serving as Cayman Islands legal counsel to the Special Committee.

UBS AG Hong Kong Branch is serving as financial advisor to JD. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to JD. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to JD.

About Dada Nexus Limited

Dada Nexus Limited is China’s leading local on-demand retail and delivery platform. It operates JD NOW, formerly known as JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada NOW, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The vast volume of on-demand delivery orders from the JD NOW platform increases order volume and density for the Dada NOW platform. Meanwhile, the Dada NOW platform enables improved delivery experience for participants on the JD NOW platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical or current facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors, risks and uncertainties include: uncertainties as to the expected benefits and costs of the Merger; the outcome of any legal proceedings that may be instituted against the Company related to the Merger; the amount of the costs, fees, expenses and charges related to the Merger; and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and Dada undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749-0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn